Martin Egan

Interim Chief Financial Officer

The Bancorp, Inc.

409 Silverside Road

Wilmington, DE 19809

September 29, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jee Yeon Ahn and Ms. Cara Lubit

Re:	The Bancorp, Inc.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2024

Filed April 7, 2025

File No. 000-51018

Dear Ms. Ahn and Ms. Lubit:

On behalf of The Bancorp, Inc. (the “Company”), we submit this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 18, 2025, with respect to the Company’s Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2024.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety in bold, followed by the corresponding response from the Company.

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2024

Item 1. Business

Consumer Fintech Loans, page 7

1.	We note your disclosure that consumer fintech lending includes credit cards secured by deposit balances and unsecured short-term extensions of credit at risk of complete loss if not repaid. We also note various references to credit enhancements for consumer fintech loans, as well as disclosure in your July 24, 2025 8-K that partners provide a full guarantee against losses and that The Bancorp Bank maintains cash collateral for expected losses on dollars already lent. Please enhance future filings, here or elsewhere as appropriate, to provide additional information regarding credit enhancement arrangements contained within third-party agreements for consumer fintech loans. This should include, but not be limited to:
•	discussion of your role and obligations in these arrangements, including your responsibilities for loan origination and servicing as well as any minimums for credit enhancements to apply;

•	details regarding the material contractual terms and conditions of the credit enhancement agreement(s), including key parties, how and in what instances payments or offsets occur, and any specified limitations, caps, or restrictions;
•	clarification of which consumer fintech products are covered by credit enhancements (e.g., all unsecured, specific types of credit extensions, etc.) and explanation of whether credit enhancement terms and conditions differ among these products; and
•	enhanced discussion of the risks related to these arrangements and potential impact on your operations (e.g., concentration risks, failure to obtain credit collateral, failure to meet any minimum origination requirements, reimbursements not paid by third parties, etc.).

Response: The Company respectfully acknowledges the Staff’s comment and will enhance future filings to provide additional detail regarding the credit enhancement arrangements associated with consumer fintech loans, including the material contractual terms and conditions related to the credit enhancements based on product type, the material risks, if any, associated with such arrangements on the Company’s operations and financial condition, as well as the Company’s role in origination and servicing, as applicable.

If you have any questions or comments, please feel free to contact the undersigned at megan@thebancorp.com or by telephone at (302) 385-5009 or our counsel, Erin E. Martin, Esq. at erin.martin@morganlewis.com or by telephone at (202) 739-5729.

Sincerely,

The Bancorp, Inc.

/s/ Martin Egan

Martin Egan

Interim Chief Financial Officer

 cc: Erin E. Martin, Esq., Morgan, Lewis & Bockius LLP